UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661502

(CUSIP Number)

John S. Stafford, III
c/o Ronin Trading, LLC
350 N. Orleans Street, Suite 2N
Chicago, IL 60654
(312) 244-5284

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

John S. Stafford, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,310,652(1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,310,652(1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,652 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

(1)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

2

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Ronin Trading, LLC 32-0400192
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,310,652(2)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,310,652(2)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,310,652 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

OO

(2)     Includes 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock.  Ronin Trading, LLC is owned and managed by John S. Stafford, III, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by Ronin Trading, LLC.

3

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Roger Farley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		301,190 (3)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

301,190 (3)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

301,190 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

(3)     Includes 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock.

4

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Stephen White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		714,047 (4)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

714,047 (4)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,047 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

(4)     Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned in the aggregate by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

5

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

SW Investment Management LLC 81-0765824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		714,047 (5)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

714,047 (5)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

714,047 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, OO

(5)           Includes 14,047 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 203,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in an account separately managed by SW Investment Management LLC (the “SW Account”). 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are directly beneficially owned by SWIM Partners LP. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser to the SW Account, may be deemed to beneficially own the securities owned directly by SWIM Partners and held in the SW Account.

7

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

SWIM Partners LP 90-0852885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,333 (6)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,333 (6)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,333 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

PN

(6)           Includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all 510,333 shares of Common Stock (including 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

8

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

James J. Egan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Richard B. Hancock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Joel McComb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Gregory P. Sargen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Brian W. Scanlan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 713661502

1	NAME OF REPORTING PERSON

Saiid Zarrabian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP NO. 713661502

Item 1.    Security and Issuer

This Amendment No. 7 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017, Amendment No. 2 to the Statement on Schedule 13D filed on June 20, 2017, Amendment No. 3 to the Statement on Schedule 13D filed on June 29, 2017, Amendment No. 4 to the Statement on Schedule 13D filed on July 14, 2017, Amendment No. 5 to the Statement on Schedule 13D filed on October 11, 2017 and Amendment No. 6 to the Statement on Schedule 13D filed on October 17, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Trading, LLC, Roger Farley, Stephen White, SW Investment Management LLC, SWIM Partners LP, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian relating to the Common Stock, par value $0.001 per share, of Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.    Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)          Name:  John S. Stafford, III

Ronin Trading, LLC

Roger Farley

Stephen White

SW Investment Management LLC

SWIM Partners LP

James J. Egan

Richard B. Hancock

Joel McComb

Gregory P. Sargen

Brian W. Scanlan

Saiid Zarrabian

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)          Business address for Reporting Persons:

John S. Stafford, III, Ronin Trading, LLC and Roger Farley: 350 N. Orleans Street, Suite 2N, Chicago, IL 60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

15

CUSIP NO. 713661502

James J. Egan: 4811 Island Pond Court, Unit 805, Bonita Springs, Florida 34134

Richard B. Hancock: PO Box 1421, La Jolla, CA 92038

Joel McComb: PO Box 402, Rancho Santa Fe, CA 92067

Gregory P. Sargen: c/o Cambrex Corp., 1 Meadowlands Plaza, East Rutherford, NJ 07073

Brian W. Scanlan: 17 Thornton Ferry Rd. 1, Amherst, NH 03031

Saiid Zarrabian: P.O. Box 675765, Rancho Sante Fe, CA 92067

(c)           John S. Stafford, III is the president, chief executive officer and manager of Ronin Trading, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654. Ronin Trading, LLC is engaged in the business of proprietary trading.

Roger Farley is a trader and equity member of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL 60654.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, with its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611, which is the general partner and investment adviser of SWIM Partners LP, a Delaware limited partnership, and the investment adviser of the SW Account.

James J. Egan serves as a strategic advisor to Numab AG, a Swiss biotech company that develops antibody-based therapeutics with its principal place of business located at Einsiedlerstrasse 34, 8820 Wädenswil, Switzerland. Mr. Egan also currently serves as a Consultant to MSM Protein Technologies, Inc., an early drug development company, CuroNZ Ltd., a clinical stage biotechnology company, and ATEA Pharmaceuticals, Inc., an emerging biopharmaceutical company.

Richard B. Hancock serves as Chairman of the Board and Executive Director of Argonaut Manufacturing Services, Inc., a Delaware corporation that is a contract development and manufacturing organization focused on the biotechnology and life sciences industries with its principal place of business located at 2841 Loker Ave E, Carlsbad, CA 92010. Mr. Hancock also serves as a director of Tempo Therapeutics, Inc., a company focused on regenerative tissue therapies using synthetic materials.

Joel McComb is the Chief Executive Officer and Chairman of BioSpyder Technologies, Inc., a Delaware corporation that is a molecular profiling company with its principal place of business located at 5922 Farnsworth Ct, Carlsbad, CA 92008. Mr. McComb also currently serves as the Chairman of each of BioClavis, Inc. and Cellsensus, Inc., life science and diagnostic companies.

Gregory P. Sargen is the Executive Vice President of Corporate Development of Cambrex Corp., a Delaware corporation, with its principal place of business located at 1 Meadowlands Plaza, East Rutherford, NJ 07073.

Brian W. Scanlan is Managing Partner of Freedom Bioscience Partners, LLC, a New Hampshire limited liability company with its principal place of business located at 17 Thornton Ferry Rd. 1, Amherst, NH 03031.

Saiid Zarrabian is an advisor to Redline Capital Partners, S.A., an entity organized under the laws of Luxembourg with its principal place of business located at 26 Avenue Monterey, Luxembourg City, L-2163.

(d)          None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

16

CUSIP NO. 713661502

(e)           None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)            John S. Stafford, III is a citizen of the United States.

  Ronin Trading, LLC is a Delaware limited liability company.

  Roger Farley is a citizen of the United States.

  Stephen White is a citizen of the United States.

  SW Investment Management LLC is an Illinois limited liability company.

  SWIM Partners LP is a Delaware limited partnership.

  James J. Egan is a citizen of the United States.

  Richard B. Hancock is a citizen of the United States.

  Joel McComb is a citizen of the United States.

  Gregory P. Sargen is a citizen of the United States.

  Brian W. Scanlan is a citizen of the United States.

  Saiid Zarrabian is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Ronin Trading, LLC is the beneficial owner of an aggregate of 3,310,652 shares of Common Stock (including 137,260 shares of Common Stock issuable upon conversion of 115,299 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $13,319,595 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572,  the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515 and the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028).  The aggregate consideration reflects Ronin Trading, LLC’s basis in those shares for filed income tax purposes.

Roger Farley is the beneficial owner of an aggregate of 301,190 shares of Common Stock (including 1,190 shares of Common Stock issuable upon conversion of 1,000 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,217,243.

203,714 shares of Common Stock (including 3,714 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held in the SW Account, which were purchased for aggregate consideration of $597,582.

SWIM Partners LP is the beneficial owner of an aggregate of 510,333 shares of Common Stock (includes 10,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,538,838 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).

17

CUSIP NO. 713661502

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 25, 2017 and October 26, 2017, Ronin Trading, LLC delivered supplements (together, the “Nomination Supplements”) to that certain letter delivered by Ronin Trading, LLC to the Issuer on July 12, 2017, as supplemented on October 9, 2017, pursuant to which Ronin Trading, LLC nominated James J. Egan, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian for election to the Board of Directors (the “Board”) of the Issuer at the 2017 annual meeting of stockholders (the “Annual Meeting”). Pursuant to the Nomination Supplements, Ronin Trading, LLC notified the Issuer of its additional nominations of Richard B. Hancock and Joel McComb for election to the Board at the Annual Meeting, and has therefore nominated a total of six candidates, James J. Egan, Richard B. Hancock, Joel McComb, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian for election to the Board at the Annual Meeting.

On October 27, 2017, Ronin Trading, LLC and SW Investment Management LLC (together with the other participants in their solicitation, “Ronin”) issued a press release announcing the additional nominations of Messrs. Hancock and McComb. Ronin also explained its belief that the Issuer’s long-standing incumbent non-employee directors, Carlton M. Johnson Jr., David H. Pohl and Eric S. Swartz, continue to place their interests ahead of the Issuer and its stockholders, most recently by disclosing an amended non-employee director compensation program that pays a much smaller cash retainer; yet, it is not applicable to Messrs. Johnson, Pohl and Swartz as they are expected to “transition to the new non-employee director compensation program over a period of time,” as explained in the Issuer’s Form 8-K filed on October 23, 2017. Ronin reiterated its demand for the Issuer to promptly hold the Annual Meeting and questioned what excuse the Issuer has left for failing to call the Annual Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 45,096,081 shares of issued and outstanding Common Stock as of September 6, 2017, as reported in the Issuer’s Form 10-Q filed on September 11, 2017, and a current conversion rate of approximately 1.19 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

As of October 26, 2017, Ronin Trading, LLC directly beneficially owns 3,310,652 shares of Common Stock, including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of Series E Convertible Preferred Stock, representing approximately 7.3% of the outstanding shares of Common Stock. Mr. Stafford, as the manager of Ronin Trading, LLC, may be deemed to beneficially own the 3,310,652 shares of Common Stock beneficially owned by Ronin Trading, LLC, representing approximately 7.3% of the outstanding shares of Common Stock.

As of October 26, 2017, Roger Farley directly beneficially owns 301,190 shares of Common Stock, including 1,190 shares of Common Stock that may be acquired upon the conversion of 1,000 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock.

As of October 26, 2017, SWIM Partners LP directly beneficially owns 510,333 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Convertible Preferred Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As of the date hereof, 203,714 shares of Common Stock were beneficially held in the SW Account, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Convertible Preferred Stock, representing less than 1% of the outstanding shares of Common Stock. SW Investment Management LLC, as the general partner and investment adviser of SWIM Partners LP and the investment adviser of the SW Account, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing approximately 1.6% of the outstanding shares of Common Stock. Mr. White, as the manager of SW Investment Management LLC, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners LP and held in the SW Account, representing approximately 1.6% of the outstanding shares of Common Stock.

18

CUSIP NO. 713661502

As of October 26, 2017, Messrs. Egan, Hancock, McComb, Sargen, Scanlan and Zarrabian did not beneficially own any shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Subsequent to the filing of Amendment No. 6 to the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s securities:

Roger Farley

Common Stock:

•	On October 17, 2017, Mr. Farley purchased 115,427 shares at a price of $3.9921 per share.

•	On October 19, 2017, Mr. Farley purchased 28,871 shares at a price of $4.0475 per share.
•	On October 20, 2017, Mr. Farley purchased 10,387 shares at a price of $4.0800 per share.
•	On October 23, 2017, Mr. Farley purchased 15,742 shares at a price of $4.1083 per share.

•	On October 24, 2017, Mr. Farley purchased 20,000 shares at a price of $4.1749 per share.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On October 25, 2017, Mr. Hancock entered into a Joinder Agreement (the “October 25th Joinder”) to that certain Joint Filing and Solicitation Agreement, dated July 12, 2017 and the Joinder Agreements thereto, dated October 9, 2017 and October 13, 2017, pursuant to which Mr. Hancock agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the October 25th Joinder is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On October 26, 2017, Mr. McComb entered into a Joinder Agreement (the “October 26th Joinder”) to that certain Joint Filing and Solicitation Agreement, dated July 12, 2017 and the Joinder Agreements thereto, dated October 9, 2017, October 13, 2017 and October 25, 2017, pursuant to which Mr. McComb agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the October 26th Joinder is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Ronin Trading, LLC and SWIM Partners LP have entered into letter agreements with each of Messrs. Hancock and McComb pursuant to which they agreed to indemnify Messrs. Hancock and McComb against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

19

CUSIP NO. 713661502

Item 7.   Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1       Press Release, dated October 27, 2017.

99.2       Joinder Agreement, dated October 25, 2017.

99.3       Joinder Agreement, dated October 26, 2017.

99.4       Form of Indemnification Letter Agreement.

99.5       Powers of Attorney.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

20

CUSIP NO. 713661502

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 27, 2017

RONIN TRADING, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner
/s/ Roger Farley
Roger Farley
***
James J. Egan

***
Richard B. Hancock

***
Joel McComb

***
Gregory P. Sargen

***
Brian W. Scanlan

***
Saiid Zarrabian

***	By:	/s/ John S. Stafford, III
John S. Stafford, III
Attorney-in-fact

21